Exhibit 21

The table below is a list of certain direct and indirect subsidiaries of the Parent as of December 31, 2025, and the state or jurisdiction in which the subsidiaries are organized. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Parent have been omitted from this list because, considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X.

Subsidiary Name    Incorp State
Ameriprise Certificate Company    DE
Ameriprise Bank, FSB    Federal
AMPF Holding, LLC    MI
American Enterprise Investment Services Inc.    MN
Ameriprise Financial Services, LLC.    DE
Columbia Management Investment Advisers, LLC    MN
RiverSource Life Insurance Company    MN

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